July 26, 2021

Mr. DeCarlo McLaren
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:        Touchstone Funds Group Trust (the “Trust”) (File Nos: 033-70958 and 811-08104)

Dear Mr. McLaren:

On behalf of the Trust, attached are responses to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on July 20, 2021 regarding the post-effective amendment to the Trust’s registration statement on Form N-1A filed on June 3, 2021 (PEA No. 127 under the Securities Act of 1933, as amended (the “Securities Act”)) pursuant to Rule 485(a) under the Securities Act, with respect to Class R6 shares of Touchstone Dividend Equity Fund (the "Fund"), a series of the Trust.

For your convenience, Staff comments are set out below in italicized text and each comment is followed by the Trust’s response.

General

1.     Please confirm that any blank or bracketed information in the Fund's Prospectus and Statement of Additional Information ("SAI") will be finalized in the 485(b) filing. If there are any edits or additions to language in the Prospectus and SAI relating to these comments, please provide either a copy of the edits or the new language in this response letter.

Response: The Trust confirms that it will finalize all blank or bracketed information in the Fund's Prospectus and SAI that will be filed with the Securities and Exchange Commission pursuant to Rule 485(b) on or about August 2, 2021. In addition, to the extent that any Prospectus or SAI language is revised as a result of these comments, the Trust will provide a copy of such language in this letter.

Prospectus

2.    In the section of the Prospectus titled “Touchstone Dividend Equity Fund Summary”, please correct the spacing issues that appear under the headings “The Fund’s Investment Goal” and “The Fund’s Fees and Expenses”.

Response: The Trust will add additional spaces to correct these issues in the 485(b) filing.

3.    Under the heading “The Fund’s Principal Investment Strategies,” please revise the first sentence of the first paragraph to state that the Fund invests in companies “that have historically paid dividends consistently.”

Response: The Trust notes that the Fund’s 80% investment policy was approved by the Board and, therefore, cannot be changed without prior Board approval. Therefore, the Trust respectfully declines to make any changes in response to this comment. In addition, the Trust notes that this disclosure is consistent with the disclosure in the currently effective registration statement for the Fund’s other share classes.

4.     Under the heading “The Fund’s Principal Investment Strategies,” the Staff notes that the Fund may invest up to 10% of its net assets in cash and cash equivalents. Please disclose what other securities and instruments will be held in the 20% bucket of the Fund’s portfolio.

Response: The Trust notes that no other types of securities are expected to be held in the 20% bucket at this time. The Trust will update the Fund’s investment strategy in the future to disclose other types of securities and instruments in which the Fund will invest, if necessary.

5.     Under the heading “The Fund’s Principal Investment Strategies,” the Staff notes in the fifth paragraph that the Fund will generally sell a security if the security does not meet portfolio guidelines. Please disclose how often the Fund will make the determination that a security does not meet portfolio guidelines.

Response: Supplementally, the Trust notes that as described under the heading “How Does The Fund Implement Its Investment Goal?” the Fund is actively managed and the Sub-Advisor’s review and consideration of whether individual portfolio securities continue to meet the guidelines noted in the disclosure is an on-going aspect of the day-to-day portfolio management of the Fund. The Trust believes the current disclosure meaningfully reflects the investment process of the Sub-Advisor and is consistent with the disclosure set forth in the currently effective registration statement for the Fund’s other share classes, and accordingly, no additional disclosure is required.

6.    In the section of the Prospectus titled “Principal Investment Strategies and Risks”, please correct the spacing issues that appear under the headings “80% Investment Policy” and “Change in Market Capitalization”.

Response: The Trust will add additional spaces to correct these issues in the 485(b) filing.

* * *

If you have any further questions or comments, please contact me at (513) 357-6029.

Sincerely,

/s/Meredyth A. Whitford-Schultz
Meredyth A. Whitford-Schultz
Senior Counsel

cc:     Abigail Hemnes, Esq.
Clair Pagnano, Esq.